Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Web: www.harsco.com

June 10, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amy Geddes and Lyn Shenk

Re:    Harsco Corporation
Form 10-K for the Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-03970
Response dated June 10, 2022

Dear Amy Geddes and Lyn Shenk:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 19, 2022 addressed to Anshooman Aga, Chief Financial Officer of Harsco Corporation (“we,” “us,” “our,” or the “Company”), regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. The Company’s response to the numbered comment follows immediately below the numbered comment.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.We note in your discussion of results of operations that some of the facts, circumstances, or events cited as contributory to a change are quantified while others are not. For example, in your discussion of factors impacting the Environmental segment’s operating income, employee termination cost changes and the impact of Brazil’s sales and use tax are quantified, while improved overall steel production and higher contributions from eco-products are not. Please review and revise your entire discussion of results of operations to quantify each factor as a reason for variation. Refer to the guidance in Item 303(b)(2)(i).

Response: The Company respectfully acknowledges the Staff’s comment, and in future filings the Company proposes to supplement its disclosure to quantify facts, circumstances, or events citied as contributory where practical.

As an example of how we propose to address the Staff’s comment in future filings and for illustrative purposes only, below we have provided an example from the Results of Operations in the Form 10-K.

We note that it is not practical to quantify certain items. For example, the impact of improved overall steel production impacting operating income is not practical to quantify. Our Harsco Environmental segment operates predominately as a service business under long-term contracts at customer sites around the world. The Harsco Environmental segment tracks their financial results on a customer site level and site operations can be very complex. Each site can have multiple customer long-term contracts, and some of those long-term contracts, or some services provided under a single long-term contract, are not related to customer steel production. One example is Harsco Environmental performs steel scrap processing at certain customer sites. The associated revenue and income is tied not only to the amount of scrap processed, but also the quality of the scrap and the customer’s decision on how much scrap to use in the steel production process. In addition, some site level costs are spread out over all of the services performed at a customer site. While we are confident that our operating income overall improved during the period in question based on overall steel production, it would be difficult, if not impossible, to quantify the specific amount that our operating income was affected based on how we run our business, the nature of some of our services and how the industry contracts for our various services.

As another example, constraints in incineration market capacity negatively impacted the operating income in our Harsco Clean Earth segment. Owners of incineration facilities limited access to their incinerators during the period covered in the Form 10-K as a result of disruptions due to COVID-19, labor shortages, and associated backlogs at their facilities of hazardous waste. This limited Harsco Clean Earth’s access to incineration capacity and forced Harsco Clean Earth to limit the amount of waste sent to end disposal incineration facilities. As a result, it limited the ability to pick up certain waste from our customers leading to inefficiencies in our vehicle routing network. It also limited the ability to take on additional customer contracts. While those items are identifiable as having a negative impact to operating income, they are not practical to quantify.

We continue to monitor all items that impact the Company’s results of operations. With respect to those factors that we believe are not practical to quantify, going forward we will only include those items that we are confident had a material impact on the Company’s results of operations.

Harsco Environmental Segment:
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The following factors contributed to the changes in operating income for the year ended December 31, 2021.

Factors Positively Affecting Operating Income:
•Operating income was positively affected by increased revenue under environmental service contracts due, in part, to improved overall steel production by customers for the year ended December 31, 2021.
•Operating income was positively affected by higher contributions from ecoproducts of $7.7 million for the year ended December 31, 2021.
•Operating income was positively affected by the recovery of Brazil sales and use tax expense of $9.8 million for the year ended December 31, 2021.
•Operating results for the year ended December 31, 2020 were negatively impacted by $9.4 million of employee termination costs as compared to $2.9 million for the year ended December 31, 2021.

Factors Negatively Impacting Operating Income:
•Impact of cost increases relating to raw materials, labor, equipment rental, freight and maintenance due to inflation.

Harsco Clean Earth Segment:

The Company acquired ESOL on April 6, 2020 and the operating results are reflected in CE.

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The following factors contributed to the changes in operating income for the year ended December 31, 2021.

Factors Positively Affecting Operating Income:
•Favorable volume and mix of revenues for the hazardous waste business, partially offset by the impact of increases in costs related to labor, transportation and materials due to inflation for the year ended December 31, 2021 increased operating income by $6.6 million.
•The ESOL acquisition contributed $7.0 million to operating income during the first quarter of 2021.

Factors Negatively Impacting Operating Income:
•Decrease in soil and dredged material volume due principally to the impacts of COVID-19 for the year ended December 31, 2021 decreased operating income by $2.2 million.
•Increase in selling, general, and administrative expenses for the year ended December 31, 2021, primarily to support the expanded business of $5.5 million.
•Limited access to incineration markets by owners of incineration facilities due to impacts of COVID-19, labor shortages and backlogs of waste at incineration facilities.

Corporate Costs:
The Company's Corporate costs were positively affected by acquisition related and integration costs of approximately $48.5 million during the year ended December 31, 2020 not repeated in the current year. This was partially offset by increased insurance and compensation costs of $4.1 million.

***

We appreciate the Staff’s time and attention to this matter and hope the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact me at (717) 763-7063.

Sincerely,

/s/ Anshooman Aga
Anshooman Aga
Senior Vice President and Chief Financial Officer